Exhibit 99.1

BioBlast Pharma Reports First Quarter Financial Results

Tel Aviv, Israel May 19, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the first quarter ended March 31, 2015.

BioBlast ended the first quarter of 2015 with $29.1 million in cash and short-term bank deposits, having spent $3.3 million in total expenses during the quarter.

Colin Foster, President & CEO said, "During the first quarter we made significant progress in executing our business strategy including key senior leadership changes and advancing our clinical activities through the worldwide sites across our pipeline of drug candidates. Our strong balance sheet will continue to serve our clinical programs and take the Company to the next level. Of note, recently the FDA granted Fast Track Designation and clearance to proceed with an Investigational New Drug Application (IND) for the development of Cabaletta to treat patients with oculopharyngeal muscular dystrophy (OPMD). Both of these events will help to expedite the continued development of our lead compound in the USA.”

First Quarter 2015 Financial Results:

•	Research and development (R&D) expenses for the first quarter of 2015 were $1.95 million, compared to $2.05 million in the fourth quarter of 2014 and $0.44 million in the first quarter of 2014. The decrease compared to the fourth quarter 2014, was primarily due to a $0.56 million decrease in pre-clinical studies and materials related to the Cabaletta platform, offset by a $0.35 million increase in clinical expenses related to the phase 2/3OPMD study at the Canadian site and a $0.14 million increase in regulatory expenses mainly related to the IND, and orphan drug application.
•	General and administrative (G&A) expenses for the first quarter of 2015 were $1.37 million, compared to $1.15 million in the fourth quarter of 2014 and $0.2 million in the first quarter of 2014. The increase compared to the fourth quarter of 2014 was primarily due to a $0.28 million increase in non-cash stock based compensation (mainly reflecting the grant to the new CEO), a $0.08 million increase in investor relations, conferences and intellectual property expenses, offset by a $0.13 million decrease in other office expenses.
•	Net loss for the first quarter of 2015 was $3.3 million, or $0.23 per share, compared to $3.15 million, or $0.22 per share, in the fourth quarter of 2014 and $0.65 million, or $0.06 per share, in the first quarter of 2014.

Balance Sheet Highlights

•	Cash and cash equivalents (including short-term bank deposits) totaled $29.1 million as of March 31, 2015, compared to $32.6 million on December 31, 2014, and $4.95 million on March 31, 2014. The decrease compared to December 31, 2014 reflects the cash used in operations during the period.
•	Shareholders' equity totaled $28.1 million as of March 31, 2015 compared to $30.7 million on December 31, 2014, and $4.91 million on March 31, 2014.

First Quarter and Recent Corporate Highlights:

•	On January 8, 2015, the Company announced preliminary findings from its HOPEMD Phase 2/3 study investigating Cabaletta in patients with OPMD. Evaluations have been completed in 11 out of the 14 patients in the Israeli center. For these 11 patients, Cabaletta has been shown to be safe and well tolerated with no drug related Serious Adverse Events. Based on these safety results, BioBlast received Investigational Review Board approval in Israel to continue the next phase of the study for an additional 12 months.
•	On March 12, 2015, the Company announced that the FDA has granted clearance for BioBlast to proceed with an IND for the development of Cabaletta in patients with OPMD. The Company plans to initiate the U.S. Phase 2/3 clinical trial with a center in California as part of its multicenter Phase 2/3 HOPEMD study. The HOPEMD study is currently fully enrolled in the Israeli arm and is enrolling patients in Canada. The Company anticipate that enrollment of U.S. patients in California will start in the second quarter of 2015.
•	On March 26, 2015 the Company announced positive preclinical in vitro and in vivo proof-of-concept study results for its mitochondrial protein replacement therapy drug candidate (BB-FA) for the treatment of Friedreich’s Ataxia.
•	On March 30, 2015 the Company announced positive in vivo proof-of concept results for its Cabaletta platform for the treatment of Spinocerebellar Ataxia Type 3 (also known as SCA3 or Machado Joseph disease).
•	On April 9, 2015, the FDA granted Fast Track Designation to Cabaletta for the treatment of patients with OPMD.

About BioBlast Pharma Ltd.

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on a deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. BioBlast was founded in 2012 and is traded on the NASDAQ under the symbol "ORPN". For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses the timing and advancement of its product candidates, opening a center in California in connection with its clinical trials program, and clinical programs, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's Annual Report on Form 20 filed with the Securities and Exchange Commission ("SEC") on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
(646) 597-6979

BioBlast Pharma Ltd

Consolidated Statement of Operations

(U.S. dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2015	2014
	(unaudited)	(unaudited)

Research and development	$1,952	$442
General and administrative	1,366	199

Operating loss	3,318	641

Financial expenses (income), net	(21)	4

Loss before taxes on income	3,297	645

Taxes on income	2	-

Net loss	$3,299	$645
Net basic and diluted loss per share	$0.23	$0.06
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	14,230,480	10,708,770

BioBlast Pharma Ltd

Consolidated Balance Sheet Data

(U.S. dollars in thousands)

ASSETS

	March 31,	December 31,
	2015	2014
	(unaudited)
Current assets:
Cash and cash equivalents	$7,011	$10,583
Short term bank deposits	22,075	22,028
Receivables and prepaid expenses	676	274
Total current assets	29,762	32,885

Long-term assets:
Long-term deposit	11	9
Property and equipment, net	74	60
Total long-term assets	85	69

Total assets	$29,847	$32,954

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$807	$1,285
Other accounts payable	932	995
Total current liabilities	1,739	2,280

Long term liabilities:
Accrued severance pay	13	-
Total long term liabilities	13	-

Shareholders’ equity:
Share capital	39	39
Additional paid-in capital	39,777	39,057
Accumulated deficit	(11,721)	(8,422)

Total shareholders’ equity	28,095	30,674

Total liabilities and shareholders’ equity	$29,847	$32,954

BioBlast Pharma Ltd

Consolidated Cash Flow Data

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2015	2014
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(3,299)	$(645)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3	1
Stock based compensation	720	9
Interest on short term deposit	(47)	-
Change in operating assets and liabilities:
Receivables and prepaid expenses	(402)	(37)
Long term deposit	(2)	3
Trade payables	(478)	4
Other accounts payable	(63)	58
Accrued severance pay	13	-
Net cash used in operating activities	(3,555)	(607)

Cash flow from investing activities:

Purchase of property and equipment	(17)	(2)
Net cash used in investing activities	(17)	(2)

Cash flow from financing activities:

Issuance of shares, net	-	5,371
Deferred issuance expenses	-	(77)
Net cash provided by financing activities	-	5,294

Increase (decrease) in cash and cash equivalents	(3,572)	4,685

Cash and cash equivalents at the beginning of the period	10,583	270

Cash and cash equivalents at the end of the period	$7,011	$4,955

37 Menachem Begin Rd, Rubinshtein Tower, 15th Floor, Tel Aviv 6522042
Tel: +972 2409060                            Fax: +972 3 7313340                          www.bioblast-pharma.com